Neffs Bancorp 8-K

Exhibit 3

EXHIBIT 3

Amendment to Bylaws

The first sentence of Article VI of the Company’s Bylaws has been amended to read as follows:

The Board of Directors may fix a time, not more than ninety days prior to the date of any meeting of shareholders, or the date fixed for the payment of a dividend or distribution, or the date fixed for the rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares.